June 10, 2024

VIA E-mail

Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

        Re:     Variant Alternative Lending Fund
                File Nos. 333-279339, 811-23965

Dear Mr. Deringer:

        On May 10, 2024, you filed a registration statement on Form N-2 on behalf of the Variant
Alternative Lending Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

   2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

   3. Please advise if you have submitted or expect to submit an exemptive application or no-
          action request in connection with the registration statement.

   4.     If a party other than the Fund   s sponsor or one of its affiliates
is providing the Fund   s
          initial (seed) capital, please identify the party in your response letter and describe their relationship with the Fund.
 Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
June 10, 2024
Page 2


Cover page

   5.    Disclosure states that the Fund expects to invest in other investment
vehicles    on an
         opportunistic basis.    Please disclose, either here or elsewhere in
the prospectus, that the
         Fund does not expect such investments to constitute more than 15% of net assets.

   6. Please add a bolded bullet point stating that the Fund may pay distributions in significant part from sources that may not be available in the future and that are
         unrelated to the Fund   s performance, such as a return of capital,
offering proceeds,
         borrowings, and amounts obtained from the Fund   s affiliates that are
subject to
         repayment by investors.

   7. When citing to the risk factors, please include a specific page citation to the risk factor regarding leverage.

   8. Please modify the Total Offering table to reflect as necessary any minimum and maximum offering amounts and to include a termination date, and confirm that no funds will be held in escrow.

Fund Fees and Expenses, page 6

   9.    The Fund   s investment management fee shown in the fee table should
be reflected on
         the basis of net assets. The fund's management fee is equal to 1.00% of managed assets.
         Please confirm that the investment management fee reflects the fund s anticipated use of leverage and is shown on the basis of net assets.

Investment Strategies and Overview of Investment Process, page 9

   10. Please disclose a basis for investors to assess the expertise and experience of the
         Investment Manager with respect to foreign investments. See Guide 9 in the Guidelines for Form N-2.

   11. Please confirm that the fee table will include expenses associated with the short selling
         described in this section, either as part of the    Fees and Interest
Payments on Borrowed
         Funds    line item or as a separate line item.

The Investment Manager, page 35

   12. Please disclose the names of the persons who control the Investment Manager, the basis of such control, and the general nature of their business. See Item 9.1.b of Form N-2.

   13.   The prospectus states    [p]ursuant to the Investment Management
Agreement, the Fund
         pays the Investment Manager a monthly Investment Management Fee equal to 1.00%
         on an annualized basis of the Fund   s NAV of the average monthly
Managed Assets
 Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
June 10, 2024
Page 3


         of the Fund.    Please clarify whether the fee is a percent of net
asset value or managed
         assets.

Investment Management Fee, page 36

   14. Disclosure states that the Investment Manager will receive a fee based on the average monthly value of Managed Assets. If this disclosure remains, please advise how
         derivatives will be valued for purposes of determining    Managed
Assets    and confirm
         that the Fund will not use the notional value of its derivative investments for purposes of determining Managed Assets.

Fund Expenses, page 39

   15.   Disclosure states that the expenses of the Fund include fees
associated with    the
         offering and issuance of shares.    Please revise this disclosure to
clarify that this
         includes the organizational expenses of the Fund.

   16. Please include an estimate in the prospectus, detailing the organizational and offering costs associated with the registration.

   17. Please include disclosure detailing the accounting for the organizational costs of the
         Fund.

   18. Please confirm that these expenses are subject to the Expense Limitation and
         Reimbursement Agreement. Also, please revise the disclosure to specify whether these expenses are subject to that agreement or excluded therefrom.

   19.   Please confirm how the Fund   s formation transaction will take place.
Will the Fund be
         formed by converting a private fund? If so, as required by Reg. S-X, Rule 6-11, please ensure that audited GAAP compliant financial statements, with a Reg. S-X Rule 12-12 compliant schedule of investments, is included. If the fund will be seeded, please included audited seed financial statements in compliance with Form N-2 instructions.

Tender/Repurchase Procedures, page 44

   20. The second paragraph of this section contains a reference to a repurchase fee, but there
         doesn   t appear to be any other disclosure about this fee, and the fee table indicates that
         there are no repurchase fees. Please revise your disclosure or advise why that is not necessary.

   21.   Disclosure states that    the Fund may accept all Shares tendered for
repurchase by
         Shareholders who own less than $[1,000,000] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions
 Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
June 10, 2024
Page 4


         from an individual retirement account (   IRA   ) or other qualified
retirement plan.
         Neither of these actions is consistent with Rule 13e-4(f)(3) under the Exchange Act.
         Please delete this disclosure, or revise it to otherwise be in accordance with the cited rule.

Distributions to Shareholders, page 51

   22. Please disclose that the Fund will inform shareholders of the amount and nature of the income or gains distributed to them.

Description of Shares, page 55

   23. Please concisely disclose any other significant attributes of the Shares, including, for example, any involuntary redemption provisions and any minimum account balance requirement.

Exhibits, page C-1

   24. We note Article 7.4 of the Agreement and Declaration of Trust, regarding involuntary redemptions of Shares. If you retain this provision, please revise it so that it is consistent with Rule 23c-2 under the Investment Company Act, and provide corresponding disclosure in the prospectus.

   25. Please provide us with the legality opinion at least 5 business days in advance of the desired effectiveness date.

                                         *   *   *   *    *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
June 10, 2024
Page 5


      Should you have any questions, please contact me at (202) 551-3503.

                                                 Sincerely,

                                                 /s/ David L. Orlic

                                                 David L. Orlic
                                                 Senior Counsel



cc:   Michael J. Spratt, Assistant Director, U.S. Securities and Exchange
Commission
      Keith A. OConnell, Branch Chief, U.S. Securities and Exchange Commission